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                                  EXHIBIT 11

            Selected Sections of the Company's Amendment Number One on Form 10-K/A to Form 10-K for the fiscal year ended January 1, 2000
                               (File No. 1-9786)

EXECUTIVE RETENTION AGREEMENTS

     Thermo Electron has entered into agreements with certain executive officers and key employees of Thermo Electron and its subsidiaries that provide severance benefits if there is a change in control of Thermo Electron and their employment is terminated by Thermo Electron "without cause" or by the individual for "good reason," as these terms are defined therein, within 18 months thereafter. For purposes of these agreements, a change in control exists upon (i) the acquisition by any person of 40% or more of the outstanding common stock or voting securities of Thermo Electron; (ii) the failure of the Thermo Electron board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of Thermo Electron's board on the date of the agreement or who subsequent to the date of the agreement were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election; (iii) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving Thermo Electron or the sale or other disposition of all or substantially all of the assets of Thermo Electron unless immediately after such transaction (a) all holders of Thermo Electron common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and
(b) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or (iv) approval by stockholders of a complete liquidation or dissolution of Thermo Electron.

     In 1998, Thermo Electron authorized an executive retention agreement with each of Mr. Earl R. Lewis, Dr. Richard W. K. Chapman, Mr. Denis A. Helm and Mr. Barry S. Howe. These agreements provide that in the event the individual's employment is terminated under the circumstances described above, the individual would be entitled to a lump sum payment equal to the sum of (a) in the case of Mr. Lewis, two times, and in the case of Messrs. Chapman, Helm and Howe, one time, the individual's highest annual base salary in any 12 month period during the prior five-year period, plus (b) in the case of Mr. Lewis, two times, and in the case of Messrs. Chapman, Helm and Howe, one times, the individual's highest annual bonus in any 12 month period during the prior five-year period. In addition, the individual would be provided benefits for a period of, in the case of Mr. Lewis, two years, and in the case of Messrs. Chapman, Helm and Howe one year, after such termination, substantially equivalent to the benefits package the individual would have been otherwise entitled to receive if the individual was not terminated. Further, all repurchase rights of Thermo Electron and its subsidiaries shall lapse in their entirety with respect to all options and restricted stock that the individual holds in Thermo Electron and its subsidiaries, including the Company, as of the date of the change in control. Finally, the individual would be entitled to a cash payment equal to, in the case of Mr. Lewis, $20,000, and in the case of Messrs. Chapman, Helm and Howe $15,000, to be used toward outplacement services. These executive retention agreements supersede and replace any and all prior severance arrangements that these individuals had with Thermo Electron.
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     Assuming that the severance benefits would have been payable as of
January 1, 2000, the lump sum salary and bonus payment under such agreement to Messrs. Lewis, Chapman, Helm and Howe would have been approximately $1,140,000 $373,000, $272,000 and $280,000, respectively. In the event that payments under these agreements are deemed to be so called "excess parachute payments" under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the individuals would be entitled to receive a gross-up payment equal to the amount of any excise tax payable by such individual with respect to such payment, plus the amount of all other additional taxes imposed on such individual attributable to the receipt of such gross-up payment.